

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

August 4, 2009

Douglas P. Williams
Principal Financial Officer
Wells Mid-Horizon Value-Added Fund I, LLC
6200 The Corners Parkway
Norcross, Georgia 30092-3365

> **Re:** **Wells Mid-Horizon Value-Added Fund I, LLC**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed July 23, 2009**
> **File No. 000-53626**

Dear Mr. Williams:

We have completed our review of your Amendment No. 3 to Registration Statement on Form 10 and have no further comments at this time.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rob Bergdolt (*via facsimile*)